SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2002

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X]     Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [   ]     No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing the Completion of Claxson Interactive Group Inc.’s Exchange Offer for 11% Senior Notes Due 2005 of Imagen Satelital	3

Signatures		5

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Item 1. Press Release Announcing the Completion of Claxson Interactive Group Inc.’s Exchange Offer for 11% Senior Notes Due 2005 of Imagen Satelital

FOR IMMEDIATE RELEASE

CLAXSON INTERACTIVE GROUP INC.
COMPLETES EXCHANGE OFFER FOR 11% SENIOR NOTES
DUE 2005 OF IMAGEN SATELITAL

Buenos Aires, November 8, 2002 – Claxson Interactive Group Inc. (the “Company” or “Claxson”) announced that it has completed the exchange offer and consent solicitation (the “Exchange Offer”) related to all U.S.$80 million outstanding principal amount of the 11% Senior Notes due 2005 (144A Global CUSIP No. 44545HHA0 and Reg S Global ISIN No. USP52800AA04) (the “Old Notes”) of its subsidiary, Imagen Satelital S.A. (“Imagen”).

The Company received valid tenders from holders representing U.S.$74.5 million of the principal amount of Old Notes which represents 93.1% of the issue. Accordingly, pursuant to the Exchange Offer, the Company will issue U.S.$41.3 million of new 8-3/4% Senior Notes due 2010 (the “New Notes”). The Company expects to close and settle the New Notes today.

“We are pleased that in light of the challenging economic situation in Argentina, Imagen’s bondholders have rallied in support of the restructuring plan,” said Jose Antonio Ituarte, Chief Financial Officer of Claxson. Imagen is among few Argentine companies that have successfully renegotiated their debt since the devaluation of the peso in January. “We thank management for its dedication to this process and commitment to working out a solution with the Imagen bondholders. Closing this transaction reaffirms our confidence in Claxson’s future.”

The New Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Act”) and may not be offered or sold in the United States or to any U.S. persons absent registration or an applicable exemption from the registration requirements of the Act. The New Notes have been authorized by the Argentine Comisión Nacional de Valores for their public offering in Argentina.

Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

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This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

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Contacts:

Press	Investors
Alfredo Richard	Ezequiel Paz
SVP, Communications	AVP, Corporate Finance
Claxson Interactive Group (1) 305-894-3588	Claxson Interactive Group (1) 305-894-3574

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC

(Registrant)

Date: November 12, 2002	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

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